Exhibit (6)


June 28, 1994

Danaher Corporation
Washington, D.C.

Gentlemen:

Reference is made to the Confidentiality Agreement, dated this day (the "Confidentiality Agreement"), between Danaher Corporation ("D Co.") and the undersigned, American Securities Capital Partners, L.P. ("Amseco"). In order to induce D Co. to enter into the Confidentiality Agreement, Amseco hereby agrees that D Co., or an affiliate thereof, shall have the exclusive option for the period of 45 days from the date hereof to commit to purchase for cash up to a $5 million limited partnership interest in KTM Partners, L.P. (representing not less than a 33 1/3% interest in KTM Partners, L.P.), a New York limited partnership, which has been formed by affiliates of Amseco and currently owns 100% of the Common Stock of KTM Holdings Corp., a Delaware corporation ("KTM"), which is a party to the Merger Agreement with Ketema, Inc. (the "Company"). It is understood that the Investment will be made on a pari passu per unit value basis with the other limited partners based on the amount of cash and/or value of securities of the Company contributed by such limited partners, with such securities being valued at the Merger Consideration of $15.00 per share provided for in the Merger Agreement or the redemption price thereof in the case of Convertible Debentures other than the privately issued Debentures held by Hugh H. Williamson, III. If the option is exercised by D Co. and the Merger is consummated by Amseco, it is agreed that upon consummation of the Merger so long as D Co. maintains at least a 25% interest in KTM Partners, L.P. (i) any corporate action to be taken by KTM Holdings Corp. or the Company regarding (a) any sale, lease, mortgage, transfer or other disposition of any material assets outside of the ordinary course of business, (b) any dividends or other distributions to stockholders, (c) any liquidation, dissolution, merger, consolidation, spin-off or other reorganization, (d) any issuance or sale of securities or other interests, (e) any transactions with affiliates or (f) any change to its charter or by-laws will require the unanimous consent of D Co. and Amseco,
(ii) D Co. or an affiliate thereof shall have the right to designate two members of the board of directors of KTM Holdings Corp., one of which shall be George M. Sherman and the other of which shall initially be Patrick W. Allender, and (iii) other mutually satisfactory corporate governance provisions regarding major corporate activities and transactions of KTM or the Company shall be effectuated provided that D Co. may not unreasonably withhold its consent to any of the above actions so long as they are on an arms' length basis with unaffiliated parties. Notwithstanding anything contained herein to the contrary D Co. shall consent to (and does hereby consent to) both KTM Holdings Corp. and the Company taking all necessary actions to perform their obligations under the letter agreement between Hugh H. Williamson, III and KTM Holdings Corp. dated May 5, 1994 and the various transactions contemplated therein (a copy of which has been filed as an Exhibit to Schedule 13-D).

Amseco also agrees that D Co. shall be released from its obligations under the ninth paragraph of the Confidentiality Agreement, and shall be entitled to use the Confidential Information under the Confidentiality Agreement in connection with alternative transactions involving the Company, at and after the time of the first to occur of any of the following:

     (i) the fifth business day after the public announcement of (a) the commencement by a third party of, or an intention of a third party to commence, a tender or exchange offer for at least a majority of the shares of voting stock of the Company for consideration having a value per share greater than $15.00, or (b) a written bona fide proposal or offer by a third party to enter into a transaction with the Company which would result, directly or indirectly, in (x) a change in control of the Company, including, without limitation, any merger, consolidation, acquisition of beneficial ownership of voting stock or sale, lease, exchange or other transfer of all or substantially all of the assets and business of the Company, for consideration per share of the Company's common stock greater than $15.00 or (y) the sale, lease, exchange or other disposition by the Company, directly or indirectly, of all or any material portion of its assets and business, unless, in each case referred to in this clause (i), KTM Holdings Corp. and its affiliates shall have notified D Co., within five business days (two business days in the case of a Tender Offer) of any such announcement, of their intention to match or increase such proposal or offer and shall have publicly matched or increased such proposal or offer within ten business days (five business days in the case of a Tender Offer) following such announcement, and

     (ii)  the existence of a right to terminate the Merger
     Agreement pursuant to Section 9.01(v) thereof or the termination of the Merger Agreement pursuant to any other provision of Section 9.01 thereof.

The occurrence of any of the events described in clause (i) or
(ii) above shall be deemed to be an amendment by Amseco for the purposes of paragraph 10 of the Confidentiality Agreement.

In no event shall this agreement or the Confidentiality Agreement operate to prohibit D Co. from competing with an all cash Tender Offer commenced for 51% or more of the common stock of the Company by a third party, which Tender Offer has not been approved by the Special Committee of the Board of Directors (or the Board of Directors if the Special Committee does not then exist).

If the foregoing reflects our agreement, kindly sign and return this letter to us.

Sincerely,

AMERICAN SECURITIES CAPITAL PARTNERS, L.P.

By Its General Partners:
AMERICAN SECURITIES CAPITAL PARTNERS GP CORP.

     By:/s/ Michael G. Fisch
        Michael G. Fisch
        President


Accepted and Agreed:

DANAHER CORPORATION


By:/s/ George M. Sherman
   George M. Sherman
   President/Chief
   Executive Officer

                                                     Exhibit (7)




June 28, 1994

American Securities Capital Partners, L.P.
122 East 42nd Street
Suite 2400
New York, New York  10168


                    CONFIDENTIALITY AGREEMENT

Gentlemen:

We understand that an affiliate of American Securities Capital Partners, L.P. ("Amseco") has entered into a Merger Agreement dated as of June 21, 1994 with Ketema, Inc. (the "Company"). In accordance with the Merger Agreement, Amseco is prepared to furnish Danaher Corporation ("D Co.") with certain information to assist D Co. in making an evaluation of the business and prospects of the Company in connection with a possible investment in the vehicle to be used by Amseco in effecting the acquisition of the Company (the "Investment").

As used herein, "Confidential Information" means all data, reports, interpretations, forecasts and records containing or otherwise reflecting information concerning the Company or Amseco, their affiliates and subsidiaries which is not available to the general public and which Amseco or the Company will provide to D Co., including but not limited to any information obtained by meetings with representatives or personnel of the Company or its subsidiaries or Amseco, together with analysis, compilations, studies or other documents, whether prepared by the D Co. or others, which contain or otherwise reflect such information.

In consideration of Amseco providing D Co. with Confidential Information, by its signature hereto, D Co. agrees that all Confidential Information will be held and treated by D Co., its agents, its employees, investors, advisors and its representatives in confidence and will not, except as expressly permitted by this letter, without the prior written consent of Amseco, be disclosed by D Co. or its agents, its employees, investors, advisors and its representatives, in any manner whatsoever, in whole or in part, and will not be used by D Co. or its agents, its employees and its representatives other than in connection with D Co.'s consideration of the Investment. Moreover, D Co. further agrees (i) to disclose Confidential Information only to its agents, its employees, advisors and its representatives who need to know the Confidential Information for purposes of evaluating the Investment and who agree to be bound by the terms of this Agreement, (ii) that D Co. will be satisfied that such agents, employees and representatives will act in accordance herewith and be bound by this letter agreement and (iii) that, in any event, D Co. shall be responsible for any breach of this letter agreement by itself or any of its agents, employees and representatives.

Notwithstanding the foregoing, the following will not constitute
"Confidential Information" for purposes of this agreement:

     I. Information which was already in D Co.'s possession prior to the date hereof and which was not acquired or obtained, directly or indirectly, from the Company or Amseco.

     II. Information which is obtained by D Co. from a third person who, insofar as is known to D Co. after reasonable inquiry, is not prohibited from transmitting the information to D Co. by a contractual, legal or fiduciary obligation to the Company or Amseco and

     III. Information which is or becomes generally available to the public other than as a result of a disclosure by D Co.
     or any of its agents, employees, affiliates or representatives.

The written Confidential Information, except for that portion of the Confidential Information that may be found in analysis, compilations, studies or other documents prepared by D Co., its agents and its employees and advisors will be returned to Amseco promptly upon the earlier to occur of D Co.'s conclusion of its evaluation of a possible Investment or the request of Amseco. That portion of the Confidential Information that may be found in analysis, compilations, studies or other documents prepared by D Co., its agents or employees and advisors (whether in writing, stored on computer discs or other electronic means or otherwise), oral Confidential Information and any written Confidential Information not so requested and returned will be destroyed or, in the case of oral Confidential Information, held by D Co. and kept subject to the terms of this letter agreement.

In the event that D Co. is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, Civil Investigative Demand or other process or by any other legal or regulatory requirement) to disclose any Confidential Information, D Co. will provide the Company and Amseco with notice of any such request or requirement a reasonable period of time prior to making any disclosure so that the Company or Amseco may seek an appropriate protective order or waive the D Co.'s compliance with the provisions of this letter agreement. If, failing the entry of a protective order or the receipt of a waiver hereunder, D Co. is, in the opinion of its counsel, compelled to disclose Confidential Information, D Co. may disclose only that portion of the Confidential Information which its counsel advises it that D Co. is compelled to disclose. In any event, D Co. will not oppose action by the Company or Amseco to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information.

D Co. acknowledges that it is aware, and that it will advise such of its employees, directors, agents, advisors or representatives who are informed as to the matters which are the subjects of this letter, that the Federal and state securities laws prohibit any person who has received from an issuer material, non-public information concerning the matters which are the subject of this letter from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances under which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

D Co. acknowledges that neither Amseco, the Company nor any of their respective affiliates, employees, agents or representatives makes any express or implied representation or warranty as to the accuracy or completeness of the Confidential Information, and each such party expressly disclaims any and all liability that may be based on the Confidential Information, errors therein or omissions therefrom. D Co. agrees that it is not entitled to rely on the accuracy or completeness of the Confidential Information.

D Co. further agrees that it will direct all inquiries and any requests for information concerning the Company to Amseco. D Co. further agrees not to contact any members of management or employees of the Company without the prior consent of Amseco. D Co. further agrees that for a period of two years from the date hereof, it will not hire any of the employees of the Company or its subsidiaries with whom it has contact during the period of D Co.'s investigation of an Investment in the Company.

D Co. has informed Amseco that it is interested only in making the Investment and is not interested in making a proposal directly to the Special Committee of the Board of Directors of the Company. D Co. agrees so long as Amseco is seeking to complete an acquisition of the Company pursuant to the Merger Agreement or otherwise it shall not (i) in any manner acquire, agree to acquire or make any proposal to acquire any securities of the Company, (ii) propose to enter into any business combination involving the Company or any material portion of its assets, (iii) make, or participate in any solicitation of proxies to vote securities of the Company, (iv) form or join a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Company, (v) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vi) advise or encourage any other person in connection with any of the foregoing. In the event Amseco abandons its efforts to acquire the Company, thereafter D Co. agrees that, without the prior written approval of the Special Committee of the Board of Directors of the Company (or the Board of Directors if the Special Committee does not then exist), it will not take any action referred to in clauses (i) - (vi) above.

It is understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by D Co. and that Amseco and the Company shall be entitled to specific performance as a remedy for any such breach. Such remedy shall not be deemed to be the exclusive remedy for D Co.'s breach of this letter agreement but shall be in addition to all other remedies available at law or equity to Amseco and the Company.

It is further understood and agreed that no failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

This agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflict of laws thereof.

This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement.

If the foregoing reflects our agreement, kindly sign and return this letter to us.

Sincerely,

                              DANAHER CORPORATION

                                   By:/s/ George M. Sherman
                                      George M. Sherman
                                      President/Chief
                                      Executive Officer

Agreed to as of the
date set forth above:

AMERICAN SECURITIES CAPITAL PARTNERS, L.P.

By Its General Partners:
AMERICAN SECURITIES CAPITAL PARTNERS GP CORP.

     By:/s/ Michael G. Fisch
        Michael G. Fisch
        President